Robert A. Freedman	January 28, 2016	Email rfreedman@fenwick.com Direct Dial (650) 335-7292

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Attention: Ms. Tiffany Piland Posil, Special Counsel
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Castlight Health, Inc.
Amendment No. 1 to Schedule TO
Dear Ms. Posil:
On behalf of Castlight Health, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Schedule TO originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 12, 2016 (the “Schedule TO”). In this letter, we respond on behalf of the Company to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 20, 2016. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment and the following exhibits included in the Amendment, the Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated January 28, 2016 (the “Amended Offer to Exchange”) and the Amended and Restated Form of Paper Election (the “Amended Paper Election”), in paper format, which in each case has been marked to show changes from the Schedule TO or related exhibits as initially filed. Capitalized terms used in this letter without definition have the meanings set forth in the Amended Offer to Exchange.
General

1.
It appears that the only means for security holders to tender and withdraw securities is by making an online election. While disclosure indicates that a paper election form may be sent to a designated email address if the offer website is unavailable due to technical failures, there is no alternate means of tendering and withdrawing securities for eligible employees who may not have Internet access or who may be unable to access the Internet at a given point in time prior to the expiration date. Please revise the offer accordingly, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 7, and 14 of the Amended Offer to Exchange and pages 1 and 2 of the Amended Paper Election.
Determination of Validity; Rejection of Options; Waiver of Defects …, page 14

2.
Disclosure indicates that the company’s determinations are “final and binding.” Please revise to clarify that security holders may challenge the company’s determinations in a court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14-16 of the Amended Offer to Exchange and page 2 of the Amended Paper Election.
Acceptance of Options for Exchange and Issuance of New Option Awards, page 15

3.
Disclosure indicates that employees will not be able to exercise the New Option Awards until their Charles Schwab account is updated, which will occur “[p]romptly following the Expiration Date and the Replacement Grant Date (but in no event more than ten business days from such dates).” Please provide an analysis of how this process complies with the prompt payment requirement under Rule 13e-4(f)(5).

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10 and 15 of the Amended Offer to Exchange.
Interests of Directors and Officers …, page 19

4.	Please revise to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item 1003 of Regulation M-A.
In response to the Staff’s comment, the Company has revised the disclosure on page 19 - 20 of the Amended Offer to Exchange.
Furthermore, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (650) 335-7292 if the Staff has any additional questions or comments.
Very truly yours,
/s/ Robert A. Freedman

Robert A. Freedman
Fenwick & West LLP

Enclosures

cc:	John C. Doyle, Castlight Health, Inc.
Jennifer W. Chaloemtiarana, Castlight Health, Inc.
Matthew S. Rossiter, Fenwick & West LLP